SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


           Under the Securities Exchange Act of 1934 (Amendment No. 4)


                            Prime Group Realty Trust
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                                (Name of Issuer)


         Common Shares of Beneficial Interest, par value $0.01 per share
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                         (Title of Class of Securities)


                                   74158J 10 3
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                                 (CUSIP Number)


                                  Sylvie Drouin
                          Vice President, Legal Affairs
                                   Cadim inc.
                               Centre CDP Capital
                         1000, place Jean-Paul Riopelle
                                  Bureau A-300
                            Montreal, Quebec H2Z 2B6
                                 (514) 875-3345
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 13, 2003
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             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]



                        (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP No.:74158J 10 3              SCHEDULE 13D             Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Cadim inc.


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   QUEBEC

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               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,972,446
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,944,893*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,944,893*


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.6%

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14   TYPE OF REPORTING PERSON*
                  CO
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


CUSIP NO.: 74158J 10 3            SCHEDULE 13D                    Page 3 of 6
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1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                 Cadim Acquisition, LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                     (b)  |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           AF

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,972,446
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,944,893*

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,944,893*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                OO (limited liability company)

--------------------------------------------------------------------------------

* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC ("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Vornado Parties, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which were secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. On April 30, 2002, the Vornado Parties acquired the same Common Units at a foreclosure auction described in
Item 4. On June 28, 2002, the Vornado Parties assigned approximately fifty percent of the Common Units to Cadim Acquisition. The Common Units were exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company with respect to the Common Units beneficially owned by the Vornado Parties, cash. On June 11, 2003, the Common Units beneficially owned by the Vornado Parties were exchanged for 3,972,447 Common Shares, and on June 13, 2003, the Common Units beneficially owned by Cadim Acquisition were exchanged for 3,972,446 Common Shares. Cadim and Cadim Acquisition continue to have various rights and obligations with respect to the Common Shares pursuant to the Letter Agreement. As such, the Vornado Parties, Cadim and Cadim Acquisition may be deemed to share beneficial ownership of the equity securities owned by each of them, and Cadim and Cadim Acquisition may thus be deemed to beneficially own 7,944,893 Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by replacing the seventh paragraph thereof with the following:

         On May 23, 2003, pursuant to the terms of the Consent and Agreement, Cadim Acquisition delivered written notice to the Company and PGLP electing to exercise its right to exchange all of the 3,972,446 Common Units beneficially owned by Cadim Acquisition for Common Shares. In accordance with the terms of the Consent and Agreement, the Company caused the exchange of the Common Units for Common Shares on June 13, 2003, and Cadim Acquisition now beneficially owns 3,972,446 Common Shares and no Common Units. Cadim and Cadim Acquisition continue to have various rights and obligations with respect to the Common Shares pursuant to the Letter Agreement.

         VPS has notified Cadim and Cadim Acquisition that VPS also delivered notice to the Company electing to exercise exchange rights with respect to the 3,972,447 Common Units beneficially owned by VPS. VPS further notified Cadim and Cadim Acquisition that the Company elected to deliver Common Shares rather than cash as part of such exchange and, on June 11, 2003, the Company issued 3,972,447 Common Shares to VPS in exchange for the Common Units held by VPS.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) - (b) is hereby amended to read in its entirety as follows:

         By reason of the assignment and transfer to Cadim Acquisition of 3,972,446 Common Units and the subsequent exchange of these Common Units for Common Shares, as described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition may be deemed to have beneficial ownership of 3,972,446 Common Shares. In addition, by reason of the Letter Agreement described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Exchange Act, and accordingly may be deemed to share with the Vornado Parties beneficial ownership of the equity securities that may be beneficially owned by the Vornado Parties. As such, Cadim and Cadim Acquisition may be deemed to beneficially own 7,944,893 Common Shares representing approximately 33.6% of the total outstanding Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

Item 5(c) is hereby amended by adding the following sentence at the end thereof:

         Other than the exchange by Cadim Acquisition and VPS of Common Units for Common Shares described in Item 4 of this Schedule 13D, none of Cadim Acquisition, Cadim, CDP or, to Cadim Acquisition, Cadim and CDP's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Common Shares in the past 60 days.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CADIM INC.




                                   By:  /s/ Sylvie Drouin
                                       ------------------------------------
                                   Name:  Sylvie Drouin
                                   Title: Vice-President, Legal Affairs


                                   By:  /s/ Line Lefebvre
                                       ------------------------------------
                                   Name:  Line Lefebvre
                                   Title:  Senior Vice-President, Finances
                                           and Administration


                                   CADIM ACQUISITION, LLC

                                   By: Cadim Holdings U.S. Inc.,
                                       its sole member



                                   By:  /s/ Sylvie Drouin
                                       ------------------------------------
                                   Name:  Sylvie Drouin
                                   Title:  Secretary


                                   By:   /s/ Line Lefebvre
                                       ------------------------------------
                                   Name:  Line Lefebvre
                                   Title:  Treasurer

Dated: June 17, 2003